UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: December 7, 2004

Commission File Number 333-112764

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

(Translation of registrant’s name into English)

123, Avenue de X Septembre, L-2551 Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]        Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7) :

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]        No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.

Form 6-K

Item		Page
Item 1.	Press Release announcing the resignation of Bruce Tully from the board of managers of Stratus Technologies	3

Signatures		4

2

Item 1. Press Release announcing the resignation of Bruce Tully from the board of managers of Stratus Technologies.

FOR IMMEDIATE RELEASE

Tully resigns from Stratus Technologies’ board of managers

LUXEMBOURG, Dec. 3, 2004 – Stratus Technologies International S.á r.L. announced today that Bruce Tully has resigned from the board of managers of the company, effective December 3, 2004. He had been a board member since December 9, 2002.

The company said that it intends to replace Mr. Tully and that his replacement would be announced in due course.

The company wishes to acknowledge the contributions Mr. Tully has made during his tenure as a member of the board of managers.

Mr. Tully has also resigned from the board of directors of Stratus Technologies Group, S.A. and Stratus Technologies, Inc., the parent company and a wholly owned subsidiary, respectively, of the company.

About Stratus Technologies

Stratus Technologies is a global provider of fault-tolerant computer servers, technologies and services, with more than 20 years of experience focused in the fault-tolerant server market. Stratus® servers provide high levels of reliability relative to the server industry, delivering 99.999 percent uptime or better. Stratus servers and support services are used by customers for their critical computer-based operations that are required to be continuously available for the proper functioning of their businesses. For more information, visit www.stratus.com.

# # #

© 2004 Stratus Technologies Bermuda Ltd. All rights reserved.

Stratus is a registered trademark of Stratus Technologies Bermuda Ltd. The Stratus Technologies logo is a trademark of Stratus Technologies Bermuda Ltd. All other marks are the property of their respective owners.

Investor Relations Contact

Robert C. Laufer

Senior Vice President, CFO

Stratus Technologies

978-461-7343

bob.laufer@stratus.com

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATUS TECHNOLOGIES INTERNATIONAL, S.à r.l.
(Registrant)

Date: December 7, 2004	By:	/s/ Graham David McGregor-Smith
	Name:	Graham David McGregor-Smith
	Title:	Manager

4